                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/01/06: The Change of Deputy Spokesperson

99.2                 Announcement on 2020/01/21: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2020/01/21: UMC will convene Q4 2019 Investor Conference

99.4                 Announcement on 2020/01/09: December Revenue

99.5                 Announcement on 2020/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

The Change of Deputy Spokesperson

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): acting spokesperson

2. Date of occurrence of the change: 2020/01/06

3. Name, title, and resume of the replaced person: Lan-Fu Tsau, Technical Manager of UMC

4. Name, title, and resume of the replacement: David Wong, Manager of UMC

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): Position adjustment

6. Reason for the change: Position adjustment

7. Effective date: 2020/01/06

8. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2019/05/08~2020/01/21

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

average unit price: $1,032,668,398 NTD;

total transaction price: $1,032,668,398 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

transaction: price negotiation;

the reference basis for the decision on price: market price

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price?: NA

14. Has an appraisal report not yet been obtained?: NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: NA

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

UMC will convene Q4 2019 Investor Conference

1. Date of the investor conference: 2020/02/05

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q4 2019 Financial and Operating Results

5. The presentation of the investor conference release: It will be released after the investor conference

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

January 9, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
December	Net sales	13,370,032	11,385,275	1,984,757	17.43%
Year-to-Date	Net sales	148,201,641	151,252,571	(3,050,930)	(2.02)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,507,500	7,610,000	20,463,890

Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of December 31, 2019 was US$ 40 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	92,087,503
UMC (Note2)	13,933,920	14,519,880	92,087,503

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019 and December 18, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	(3,561)	0
Written-off Trading
Contracts	0	0	28,995,752	0
Realized profit (loss)	0	0	(21,177)	0

Exhibit 99.5

United Microelectronics Corporation

For the month of December, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2019	Number of shares as of December 31, 2019	Changes

President

President

Executive Vice President

Senior Vice President

Senior Vice President

Vice President Technology

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

SC Chien

Jason Wang

Ming Hsu

Chitung Liu

Lucas S Chang

Wenchi Ting

MC Lai

Jerry CJ Hu

Y S Shen

Steven S Liu

M L Liao

Eric Chen

TS Wu

S S Hong

G C Hung

Francia Hsu

Steven Hsu

Le Tien Jung

S F Tzou

Mindy Lin

Ji Fu Kung

Remi Yu

Yau Kae Sheu

J Y Wu

Osbert Cheng

C P Yen

Pang Min Wang

Victor Chuang

Chuck Chen

6,994,648

8,400,000

1,123,000

2,890,217

450,000

900,000

1,076,863

595,000

525,000

450,000

3,090,809

800,000

559,809

616,406

1,050,791

510,000

550,000

550,000

1,579,108

927,925

550,741

120,000

550,000

550,191

550,938

652,645

298,126

244,671

388,201

7,894,648

10,200,000

1,873,000

3,340,217

900,000

1,350,000

1,526,863

1,045,000

975,000

900,000

3,540,809

1,250,000

1,009,809

1,066,406

1,500,791

960,000

850,000

850,000

1,879,108

1,227,925

850,741

240,000

850,000

850,191

850,938

952,645

598,126

364,671

508,201

900,000

1,800,000

750,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

300,000

300,000

300,000

300,000

300,000

120,000

300,000

300,000

300,000

300,000

300,000

120,000

120,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2019	Number of shares as of December 31, 2019	Changes
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